Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-197640
October 3, 2016

PepsiCo, Inc.
Floating Rate Notes due 2019

Floating Rate Notes due 2021

1.350% Senior Notes due 2019

1.700% Senior Notes due 2021

2.375% Senior Notes due 2026

3.450% Senior Notes due 2046

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P):	A1 / A (Stable Outlook / Positive Outlook)

Trade Date:	October 3, 2016

Settlement Date (T+3):	October 6, 2016

Title of Securities:	Floating Rate Notes due 2019	Floating Rate Notes due 2021	1.350% Senior Notes due 2019	1.700% Senior Notes due 2021	2.375% Senior Notes due 2026	3.450% Senior Notes due 2046

Aggregate Principal Amount Offered:	$250,000,000	$250,000,000	$750,000,000	$750,000,000	$1,000,000,000	$1,500,000,000

Maturity Date:	October 4, 2019	October 6, 2021	October 4, 2019	October 6, 2021	October 6, 2026	October 6, 2046

Interest Payment Dates:	Quarterly on each January 4, April 4, July 4 and October 4, commencing on January 4, 2017.	Quarterly on each January 6, April 6, July 6 and October 6, commencing on January 6, 2017.	Semi-annually on each April 4 and October 4, commencing on April 4, 2017.	Semi-annually on each April 6 and October 6, commencing on April 6, 2017.	Semi-annually on each April 6 and October 6, commencing on April 6, 2017.	Semi-annually on each April 6 and October 6, commencing on April 6, 2017.

Spread to LIBOR:	+27 basis points	+53 basis points	—	—	—	—

Designated LIBOR page:	Reuters Page LIBOR01	Reuters Page LIBOR01	—	—	—	—

Index Maturity:	3 Months	3 Months	—	—	—	—

Interest Reset Dates:	January 4, April 4, July 4 and October 4	January 6, April 6, July 6 and October 6	—	—	—	—

Initial Interest Rate:	3 month LIBOR plus 27 basis points, determined on the second London banking day prior to October 6, 2016	3 month LIBOR plus 53 basis points, determined on the second London banking day prior to October 6, 2016	—	—	—	—

Benchmark Treasury:	—	—	0.875% due September 15, 2019	1.125% due September 30, 2021	1.500% due August 15, 2026	2.500% due May 15, 2046

Benchmark Treasury Yield:	—	—	0.905%	1.178%	1.627%	2.344%

Spread to Treasury:	—	—	+45 basis points	+55 basis points	+75 basis points	+115 basis points

Re-offer Yield:	—	—	1.355%	1.728%	2.377%	3.494%

Coupon:	—	—	1.350%	1.700%	2.375%	3.450%

Price to Public:	100.000%	100.000%	99.985%	99.866%	99.982%	99.186%

Optional Redemption:	—	—	Make-whole call at Treasury rate plus 10 basis points	Prior to September 6, 2021, make-whole call at Treasury rate plus 10 basis points; par call at any time on or after September 6, 2021	Prior to July 6, 2026, make-whole call at Treasury rate plus 15 basis points; par call at any time on or after July 6, 2026	Prior to April 6, 2046, make-whole call at Treasury rate plus 20 basis points; par call at any time on or after April 6, 2046

Net Proceeds to PepsiCo (Before Expenses):	$249,375,000	$249,125,000	$748,012,500	$746,370,000	$995,320,000	$1,474,665,000

Use of Proceeds:

PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper, and to redeem $1.5 billion principal amount of 7.90% Senior Notes due November 1, 2018 of PepsiCo, Inc., of which there is currently $1.5 billion principal amount outstanding and which were initially issued on October 24, 2008, and $750.0 million principal amount of 5.125% Senior Notes due January 15, 2019 of its subsidiary Bottling Group, LLC, of which there is currently $750.0 million principal amount outstanding and which were initially issued on January 20, 2009, and to pay the related premiums, accrued interest and fees and expenses associated with such redemption.

Day Count Fraction:	Actual/360	Actual/360	30/360	30/360	30/360	30/360

CUSIP/ISIN:	713448 DK1 / US713448DK19	713448 DM7 / US713448DM74	713448 DJ4 / US713448DJ46	713448 DL9 / US713448DL91	713448 DN5 / US713448DN57	713448 DP0 / US713448DP06

Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc.

Co-Managers:

BBVA Securities Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
ANZ Securities, Inc.
BNY Mellon Capital Markets, LLC
Loop Capital Markets LLC
Mischler Financial Group, Inc.
RBC Capital Markets, LLC
SG Americas Securities, LLC
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

Description of Certain Provisions Applicable to the Floating Rate Notes

General

The floating rate notes due 2019 (the “2019 floating rate notes”) offered hereby will initially be limited to $250,000,000 aggregate principal amount and the floating rate notes due 2021 (the “2021 floating rate notes” and, together with the 2019 floating rate notes, the “floating rate notes”) offered hereby will initially be limited to $250,000,000 aggregate principal amount. The floating rate notes will bear interest from October 6, 2016, or from the most recent interest payment date on which we have paid or provided for interest on such floating rate notes. The 2019 floating rate notes will mature at 100% of their principal amount on October 4, 2019 and are not subject to any sinking fund. The 2021 floating rate notes will mature at 100% of their principal amount on October 6, 2021 and are not subject to any sinking fund. The floating rate notes will not be redeemable.

Calculation Agent

The Bank of New York Mellon will act as calculation agent for the floating rate notes under an Amended and Restated Calculation Agency Agreement between the issuer and The Bank of New York Mellon dated as of May 10, 2011.

Interest Payment Dates

Interest on the 2019 floating rate notes will be payable quarterly in arrears on January 4, April 4, July 4 and October 4, commencing on January 4, 2017 to the persons in whose names the notes are registered at the close of business on each December 20, March 20, June 19 and September 19, as the case may be (whether or not a New York business day (as defined below)). Interest on the 2021 floating rate notes will be payable quarterly in arrears on January 6, April 6, July 6 and October 6, commencing on January 6, 2017 to the persons in whose names the notes are registered at the close of business on each December 22, March 22, June 21 and September 21, as the case may be (whether or not a New York business day). If any interest payment date (other than the maturity date or any earlier repayment date) falls on a day that is not a New York business day, the payment of interest that would otherwise be payable on such date will be postponed to the next succeeding New York business day, except that if such New York business day falls in the next succeeding calendar month, the applicable interest payment date will be the immediately preceding New York business day. If the maturity date or any earlier repayment date of the floating rate notes falls on a day that is not a New York business day, the payment of principal, premium, if any, and interest, if any, otherwise payable on such date will be postponed to the next succeeding New York business day, and no interest on such payment will accrue from and after the maturity date or earlier repayment date, as applicable.

A “New York business day” is any day other than a Saturday, Sunday or other day on which commercial banks are required or permitted by law, regulation or executive order to be closed in New York City.

Interest Reset Dates

The interest rate for the 2019 floating rate notes will be reset quarterly on January 4, April 4, July 4 and October 4, commencing on January 4, 2017. The interest rate for the 2021 floating rate notes will be reset quarterly on January 6, April 6, July 6 and October 6, commencing on January 6, 2017. However, if any interest reset date would otherwise be a day that is not a New York business day, such interest reset date will be the next succeeding day that is a New York business day, except that if the next succeeding New York business day falls in the next succeeding calendar month, the applicable interest reset date will be the immediately preceding New York business day.

Interest Periods and Interest Rate

The initial interest period for the floating rate notes will be the period from and including October 6, 2016 to but excluding the first interest reset date. For the 2019 floating rate notes, the interest rate in effect during the initial interest period will be equal to LIBOR plus 27 basis points, determined two London business days prior to October 6, 2016. For the 2021 floating rate notes, the interest rate in effect during the initial interest period will be equal to LIBOR plus 53 basis points, determined two London business days prior to October 6, 2016. A “London business day” is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

After the initial interest period, the interest periods will be the periods from and including an interest reset date to but excluding the immediately succeeding interest reset date, except that the final interest period will be the period from and including the interest reset date immediately preceding the maturity date to but excluding the maturity date. The interest rate per annum for the 2019 floating rate notes in any interest period will be equal to LIBOR plus 27 basis points, as determined by the calculation agent. The interest rate per annum for the 2021 floating rate notes in any interest period will be equal to LIBOR plus 53 basis points, as determined by the calculation agent.  The interest rate in effect for the 15 calendar days prior to any repayment date earlier than the maturity date will be the interest rate in effect on the fifteenth day preceding such earlier repayment date.

The interest rate on the floating rate notes will be limited to the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

Upon the request of any holder of floating rate notes, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.

The calculation agent will determine LIBOR for each interest period on the second London business day prior to the first day of such interest period.

LIBOR, with respect to any interest determination date, will be the offered rate for deposits of U.S. dollars having a maturity of three months that appears on “Reuters Page LIBOR 01” at approximately 11:00 a.m., London time, on such interest determination date. If on an interest determination date, such rate does not appear on the “Reuters Page LIBOR 01” as of 11:00 a.m., London time, or if “Reuters Page LIBOR 01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”

If no offered rate appears on “Reuters Page LIBOR 01” or Bloomberg L.P. page “BBAM” on an interest determination date, LIBOR will be determined for such interest determination date on the basis of the rates at approximately 11:00 a.m., London time, on such interest determination date at which deposits in U.S. dollars are offered to prime banks in the London inter-bank market by four major banks in such market selected by PepsiCo, for a term of three months commencing on the applicable interest reset date and in a principal amount equal to an amount that in the judgment of the calculation agent is representative for a single transaction in U.S. dollars in such market at such time. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such interest period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, LIBOR for such interest period will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York City on such interest determination date by three major banks in New York City, selected by PepsiCo, for loans in U.S. dollars to leading European banks, for a term of three months commencing on the applicable interest reset date and in a principal amount equal to an amount that in the judgment of the calculation agent is representative for a single transaction in U.S. dollars in such market at such time; provided, however, that if the banks so selected are not quoting as mentioned above, the then-existing LIBOR rate will remain in effect for such interest period, or, if none, the interest rate will be the initial interest rate.

All percentages resulting from any calculation of any interest rate for the floating rate notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 5.876545% (or .05876545) would be rounded to 5.87655% (or .0587655)), and all U.S. dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward. Each calculation of the interest rate on the floating rate notes by the calculation agent will (in the absence of manifest error) be final and binding on the noteholders and PepsiCo.

Accrued Interest

Accrued interest on the floating rate notes will be calculated by multiplying the principal amount of the floating rate notes by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. For these calculations, the interest rate in effect on any reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding reset date or, if none, the initial interest rate.

* * *

An explanation of the significance of ratings may be obtained from the ratings agencies.  Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby.  The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s.  Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Mizuho Securities USA Inc. toll-free at 1-866-271-7403.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.